Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

February 9, 2011

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Daniels Corporate Advisory Company, Inc., Amendment No. 3 to Registration Statement on Form S-1, Filed September 30, 2010, File No. 333-169128

Dear Mr. Dang:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated January 4, 2011, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We have reviewed your response to comment 3 of our letter dated October 29, 2010.  We re-issue the comment in part.  Item 505(a) of Regulation S-K requires the registrant to describe the various factors considered in determining the offering price where, as is the case here, common equity is being registered for  which there is no established public trading market.  Please provide the disclosure required by Item 505(a) of Regulation S-K.

Response:

The requested change has been made.  See Prospectus Summary – The Offering, which reads as follows:

“The offering price per share of $0.13 was derived by adding what we feel is the going market value of a reporting operating company ($450,000 in cash plus estimated equity participation value of $750,000 in any merger transaction) to the $1.5 million net cash value of the $4.3 million net operating loss and dividing that total number of $2.7 million by an estimated 20 million shares to be outstanding after the offering.  The balance of five million shares (of the 25 million being registered by means of the registration statement of which this prospectus is a part) is expected to be reserved for later use.”

2.

Please eliminate the use of all defined terms on the cover page and in the forepart of the prospectus.  Please see our Staff Legal Bulletin 7A on Plain English Disclosure.

Response:

We included the defined terms to assist the reader.  Although, we take exception to your request, the requested changes have been made.

3.

Please provide the page number to the cross-reference to the risk factors section.  Refer to Item 501(b)(5) of Regulation S-K.

Response:

The requested change has been made.

Cover Page of the Prospectus

4.

We note your response to comment 5.  Please confirm, if true, that you will not be indemnifying investors in this offering.  Alternatively, if you will be indemnifying investors, please tell us why.

Response:

We are not indemnifying the investors.

5.

We note your response to comment 6 reissue the comment.  With regard to the issuance of 29,190,029 shares to new investors, please disclose the price of the securities and the net proceeds you will receive on both a per share basis and for the total of the amount of the offering.  Also, please revise to clarify whether this is a conditional offering.  For example, is there a minimum amount that must be raised?  Refer to Item 501(b) of Regulation S-K.

Response:

The first requested change has been made.  As for the second request, we had already clearly stated the terms of the offering .  See, the cover page of the prospectus, which reads as follows:

•

“The shares of our common stock offered by means of this prospectus will be sold on a “best efforts” basis by Arthur D. Viola, our sole officer and director, who is not a licensed broker-dealer.  Mr. Viola will not be paid any commission with respect to the sale of any of shares sold by means of this offering to the new investors.  Likewise, there will be no commissions paid in connection with the spin-off shares as described in this prospectus.  There is no minimum number of shares that we have to sell to the new investors.  There will be no refunds.  Please refer to “Plan of Distribution.”

See, Prospectus Summary – The Offering, which reads as follows:

“The shares of our common stock offered by means of this prospectus will be sold on a “best efforts” basis by Arthur D. Viola, our sole officer and director, who is not a licensed broker-dealer.  Mr. Viola will not be paid any commission with respect to the sale of any of shares sold by means of this offering to the new investors.  Likewise, there will be no commissions paid in connection with the spin-off shares as described in this prospectus.  The offering of shares to new investors is not conditional and there is no minimum number of shares that we have to sell to the new investors.  There will be no refunds.  Please refer to “Plan of Distribution” beginning on page 40 of this prospectus.”

Prospectus Summary, page 3

The Company, page 3

6

Please revise your statement that you bad no revenues horn operations from 2002 through August 31, 2010, or tell us why you believe this is accurate.

Response:

The requested language was already in the document.  See, Prospectus Summary – The Company, which reads as follows:

“Since 2002, Daniels Corporate Advisory has been engaged in all forms of corporate development activities, including roll-ups, corporate financial consulting services, merchant banking services, merger and acquisitions assignments, and advisory on leverage buyout/management buyout transactions in a variety of industries.  Our corporate financial consulting division provides advisory services to client companies.  Our merchant banking services division plans include deal structure, negotiation, and senior management advisory on capital markets resources.  However, since 2002, we have had only one employee and no revenues from operations and have a loss of $4,347,418 from 2002 through August 31, 2010.  See “Business.”

The Spin-Off, page 3

7.

We note your response to comment 10.  You continue to disclose that INfe and you will distribute the spin-off shares.  Please revise to clarify the party that will distribute the spin-off shares.

Response:

The requested change has been made.

Business Purpose for the Spin-Off, page 3

8.

We note revised disclosure of the first business purpose of the spin-off.  Please expand your disclosure to discuss what you mean by “unlock the hidden value,” “proprietary market-planning approach” and “acceleration of growth of client companies.”  In making such revisions, reconcile the purpose with the fact you have no operations, one employee, and net losses since 2002.

Response:

The requested changes have been made.

9.

Please clarify your reference to “subsidiary executives” considering you only have one employee.

Response:

The requested changes have been made.

10.

Please refer to Rule 421 of Regulation C and revise to utilize plain English in your disclosure or revise to clarify your use of technical or industry jargon.  For instance, please clarify what you mean by “heavyweight professionals,” “high-profile advisory board,” “nano-cap client,” and “corporate development, corporate re-development, market-planning and creative financing services.

Response:

The requested changes have been made.

11.

Here or in the appropriate section, please revise to clarify why the spin-off would provide you with a higher profile, as referenced here.  Also, clarify how the company would be operationally different if it will still be controlled by the same person that had control prior to June 22, 2010.

Response:

The requested changes have been made.

Tax-Free Status of the Spin--off, page 4

12.

We note your response to comment 12.  Please file the referenced tax opinion.  Please refer to Item 601 (b)(8) of Regulation S-K.  Also, as previously requested, the disclosure in this section should summarize the disclosure already located in the body of your prospectus.  However, we note that this section still contains more detailed disclosure than the disclosure starting on page 21.  To the extent that you determine the additional disclosure here is material, please relocate it to your disclosure starting on page 21.

Response:

We have not received a tax opinion.  Consequently, we have removed any reference to a tax opinion.

Risk Factors

13.

We note your response to comment 13 and re-issue the comment.  Some of the subheadings in your risk factor section are vague and do not fully describe the specific risk discussed.  Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example only, see the following:

•

“Limited revenues and ongoing losses,” page 6;

•

“Our business strategy is unproven and our prospects must be considered speculative,” page 7;

•

 Our services may not be accepted,” page 7;

•

“Risks associated with our ability to manage expansion as a result of acquisitions,” page 8;

•

 “We may fail to establish and maintain strategic relationships,” page 9;

•

“Our shares are not registered under the United States securities laws and are not quoted or traded on any securities market,” page 10; and

•

“Our directors have the right to authorize the issuance of shares of our preferred stock and additional shares of our common stock,” page 12.

Please revise accordingly.  As a general rule, your revised subheadings should work only in this document.  If they are readily transferable to other companies’ documents, they are probably too generic. See Item 503(c) of Regulation $-K.

Response:

We do not agree with your comments.  We feel that all of the risk factors are pertinent to our company and insist that they remain.

14.

We note your response to comment 14 and re-issue the comment.  Many of your risk factors repeat the information which is already described in other risk factors.  For example only, the third risk factor on page 12 is exactly the same as the third risk factor on page 14, and the second risk factor on page 11 is the same as the second risk factor on page 15.  Please revise to remove repetition throughout your risk factor.

Response:

We do not agree with your comments.  We cannot find the duplication which you referenced.  We feel that all of the risk factors are pertinent to our company and insist that they remain.

We have a limited operating history, page 6

15.

We note your response to our prior comment 17.  Please tell us how you determined you are not a development stage company, and, as applicable, revise your interim and annual financial statements to comply with the provisions of ASC 915 for development stage entities.

Response:

The requested changes have been made.

Limited revenues and ongoing losses, page 6

16.

Please revise to disclose the amount of loss for the nine month period ended August 31, 2010, rattler than stating that expenses during this period have been nominal.  In addition, please revise to disclose the accumulated deficit as of the most recent balance sheet date, rather than May 31, 2010.

Response:

The requested changes have been made.

“There is no market for our shares,” page 10

17.

We note your response to our comment 19 and the additional risk factor on page 10.  Please combine this risk factor with the subsequent one while maintaining in the subheading that there is no current market.

Response:

The requested changes have been made.

“If our shares become publicly traded and our shares are traded on the Pink Sheets or the OTCBB....” page 13

18.

We note your response to comment 22 and re-issue the comment.  Please note that securities are not “traded” on either the Pink Sheets or the OTCBB and are merely quoted on such systems.  Please revise your risk factor subheading and disclosure accordingly.

Response:

The requested changes have been made.

Use of Proceeds, page 18

19.

We note your response and disclosure to comment 23 and re-issue the comment.  Please revise to clarify how you would cover the expenses listed here if you are not able to raise $35,000.

Response:

The requested changes have been made.

20.

We note your response to comment 25 and the revised disclosure that you will not use the offering proceeds to “pay past expenses.”  In your MD&A disclosure, please revise to discuss the impact of not being able to extinguish these liabilities in the event your operating cash flow is insufficient for such purpose.  Will such liabilities cause you to incur any interests or penalties?

Response:

The requested changes have been made.

21.

Please reconcile your disclosure here that your liabilities as of August 31, 2010 include $460,000 of back salary and compensation due to your chairman, Mr.. Viola, with your disclosure in the summary compensation table on page 34 that Mr, Viola has received $410,000 of compensation through August 31, 2010.

Response:

The requested changes have been made.

Capitalization, page 19

22.

Please revise the table to change the line item “Deficit accumulated during development stage” to Accumulated other comprehensive (loss).”

Response:

The requested changes have been made.

Selected Consolidated Financial Data, page 19

23.

Please revise the amount included in the line “Amort. & Interest expense” for the nine months ended August 31, 2010, of $1,311,911 as a gain (a negative number as presented here), rather than an expense.

Response:

The requested changes have been made.

Dilution, page 20

24.

Please revise to clarify that the number of shares being registered by current stockholders and the net tangible book value per share before the offering including the effect of the expected forward split of 481 shares for 1.

Response:

The requested changes have been made.

25.

In order to not imply a greater degree of precision than exists, please revise the dilution table and related disclosures to round all amounts to the nearest cent.

Response:

The requested changes have been made.

26.

We note your disclosure that if 100% of the offering were subscribed to, an investor would lose $0.06 per share.  Please revise to reconcile to the amount of dilution disclosed in the preceding table of $0.05 per share.

Response:

The requested changes have been made.

Business, page 20

Business of Daniel Corporate Advisory, page 20

27.

We note your disclosure that there will be a forward split of your shares,  Please revise to clarify when the forward split will occur.

Response:

The requested changes have been made.

28.

We note your response to comment 28 and the revised disclosure that you intend “to purchase “exclusive rights” to our clients’ networks of other financial/business services companies. . .”  (Emphasis added).  Please revise to clarify your reference to “our clients.”  Also, please revise to clarify whether you have researched your business model.  Has Mr- Viola determined if there are companies that sign such exclusive contracts?  Are there other companies with similar business models?  Also, when you purchase such rights, are there any commitments by your possible clients to engage in financing transactions for which you will provide your service?  Such clarification will provide balance to your disclosure of your business plan.

Response:

The requested changes have been made.

29.

Please revise to elaborate on the “interim capital infusions for the implementation of our specialties for client projects” referenced on page 18.

Response:

The requested changes have been made.

30.

Please revise to clarify how you will “create a capital information network” as disclosed on page 21.  On page 26, you disclose that you are receiving letters of interest, partially, because of your capital information network.  Please clarify if you have already developed the noted network.

Response:

The requested changes have been made.

31.

Based on your disclosure in your MD&A, it appears you currently have one client.  As such, please revise to discuss your current dependence on this one customer.  Please refer to Item 101 (h)(4)(vi) of Regulation S-K,  Also, please file the consulting assignment agreement as an exhibit to the registration statement or tell us why such agreement is not material.  Refer to Item 601(b)(1O)(ii)(B).

Response:

The requested changes have been made.

Sales and Marketing, page 22

32.

We note your statement, “We expect to increase our marketing efforts through director, and already developed, chairman to chairman contact with other nano-cap companies. . .” (Emphasis added).  Please expand your disclosure on the already developed relationships.

Response:

The requested changes have been made.

Our future revenues are unpredictable and our quarterly operating results may fluctuate significantly, page 23

33.

It is unclear to us why you have this risk factor and the two following it in this section.  Please delete this and the two risk factors following it in this section.

Response:

The requested changes have been made.

Impact of Current Economic Times, page 25

34.

Please revise to describe in more detail the proprietary cost-reduction program” and how the program will be material to your business plan and operations in the next 12 months.

Response:

The requested changes have been made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 24

Nine Months Ended August 31, 2010 Compared to Nine Months Ended August 31, 2009, page 26

35.

We note your statement, “‘Daniels has agreed to help finance implementation of its recommended strategies for some of its best clients.”  Please clarify if you have identified other clients other than your current single client.  If not, please clarify that the disclosed agreement only applies to your current client.

Response:

The requested changes have been made.

36.

 We note that for operating expenses you are comparing six months ended August 31, 2010 against nine months ended August 31, 2009.  Please revise to compare for the same nine months period.

Response:

The requested changes have been made.

Results of Operations, page 26

37.

We note your response to our prior comment 33 and reissue the comment in part.  We note that your analysis of operating expenses for the year ended December 31, 2009, compared to the year ended December 31, 2008, discusses changes in interest costs and related penalties.  Please tell us whether the operating expenses line item includes interest costs in addition to those included in the separate interest and penalties expense line item, and clarify your disclosure as applicable.  In addition, please revise your analysis of results of operations to provide more robust disclosure regarding changes in your income statement line items.  For example, discuss the significant components of each material line item, why these expenses changed, and what you expect for future periods.  In addition, significant expenses (e.g., amortization, debt settlements, etc.) should be discussed in detail.

Response:

The requested changes have been made.

Liquidity and Capital Resources, page 23

38.

We note your response to comment 35-  Please provide the legal name for NIR.  Also, please revise to clarify if INfe has sufficient resources to fund its indemnification of your guarantee related to the debt owed to NIR and whether the guarantee remains outstanding   If you assert that the guarantee does not remain outstanding following the spin-off please clarify if NIR has agreed to the termination of the guarantee.

Response:

The requested changes have been made.

Liquidity and Capital Resources, page 27

39.

Please revise to reconcile you disclosure that as of August 31, 2010, you had $569 in cash and cash equivalents with your financial statements on page F-20 that include $110 in cash and cash equivalents.

Response:

The requested changes have been made.

We may incur significant costs to ensure compliance with U.S. corporate governance and accounting requirements, page 28

40.

Please move this risk factor to the risk factor section.

Response:

The requested changes have been made.

Management, page 29

41.

We note your statement “The following table sets forth information concerning the directors and executive officers of Daniel Corporate Advisory and Daniels Corporate Advisory as of the date. . .”  (Emphasis added).  Please clarify why you have listed Daniel Corporate Advisory twice in the subheading and in the statement.

Response:

The requested changes have been made.

42.

We note your disclosure that “Mr. Viola has served as senior partner of Daniels Corporate Advisory Co. . . which advised and helped grow small public companies.”  Please revise to clarify if the referenced company and you are the same entity.  If so, please reconcile such disclosure with disclosure elsewhere pertaining to your lack of operations.

Response:

The requested changes have been made.

43.

We note your statement, “Previously, Mr. Viola was involved in mergers and acquisitions with Bank of America, Gulf & Western and Crane Co. . .”  Please clarify Mr. Viola’s position or role with regard to the mergers and acquisitions with the disclosed entities.

Response:

The requested changes have been made.

44.

We note your response to comment 39 and the state that Mr. Viola’s “background, as noted above, attests to this expertise and experience level.”  Please note that Item 401(e) of Regulation S-K requires a specific discussion of the specific experience, qualifications, attributes or skills that led to the conclusion he should serve as a director.  As such, please revise to provide the requested specific disclosure.  In addition, please state clearly that the parent company was delinquent in its reporting obligations under Mr. Viola’s control.

Response:

The requested changes have been made.

45.

Please revise to clarify the specific dates Mr. Viola headed and controlled INfe.

Response:

The requested changes have been made.

Summary Compensation Table, page 30

46.

We note your response to comment 41.  Please revise to discuss the factors considered in determining the amounts disclosed in this table.  Please refer to Item 402(n) of Regulation S-K.

Response:

The requested changes have been made.

Certain Transactions, page 31

47.

We note your response to comment 42 that the disclosure requested by Item 404 of Regulation S-K is already disclosed.  Please note that disclosure of information covered by Item 404 should be included in this section even if it is already disclosed elsewhere based on another context.  As such please revise to disclose all information covered by the noted Item in this section.  Also, please clarify why you have repeated the instructions included in Item 404 in the last two paragraphs of this section.

Response:

The requested changes have been made.

48.

We note your response to comment 43 that Mr. Viola “may be deemed a promoter.”  Please refer to the definition of promoter in Rule 405 of Regulation C and revise to clarify if Mr. Viola is your promoter.

Response:

The requested changes have been made.

Interim Financial Statements page, F-20

Balance Sheets page, F-20

49.

Please !ell us how you determined it was appropriate to record a deferred tax asset and an offsetting amount for income tax payable, citing the authoritative literature upon which you relied.

Response:

The requested changes have been made.

Statements of Operations, page F-21

50.

Please revise to present debt forgiveness before the subtotal “Net loss before provision for income taxes,” to present debt forgiveness as a gain rather than a loss, and to present net income for the nine months ended August 31, 2010 as a positive number.

Response:

The requested changes have been made.

51.

We note your response to our prior comment 51 and reissue the comment.  Please revise to remove the line item description “Income (Loss) before depreciation & amortization” from your statements of operations, as this line item appears to be a non-GAAP measure.  This comment also applies to your annual statements of operations on page F-3.

Response:

The requested changes have been made.

Note 1 - Organization and Basis of Presentation, page F-25

52.

We note your response to our prior comment 53 and reissue the comment.  Please revise here and on page F’-10 to remove speculative statements asserting that the company “will profit” from future operations.

Response:

The requested changes have been made.

Note 2 -- Summary of Significant Accounting Policies, page F-25

Investments page F-27

53.

We note your response to our prior comment 56 and reissue .the comment.  We note your disclosure that you have designated your investments consisting of common stock of publicly traded companies as available-for-sale.  Please tell us how you have complied with the provisions of ASC 320-10-50.

Response:

The requested changes have been made.

Other-Than-Temporary Impairment, page F-27

54.

We note your response to our prior comment 58 and reissue the comment.  It appears that the second bullet point in the list of impairment indicators in not an impairment indicator and should instead be included as a separate paragraph.  Please revise here and on page F-12 as applicable.

Response:

The requested changes have been made.

Income Taxes, page F-29

55.

Please revise to disclose the amount of net operating loss carry forwards available as of August 31, 2010, consistent with your disclosure on page F-33.

Response:

The requested changes have been made.

Note 3 - Convertible Notes Payable, page F-29

56.

We note your response to our prior comment 61 and reissue the comment in part.  Please revise your disclosure, as applicable, to clarify whether each reference to the “Company” refers to you or to the parent company INfe Human Resources, Inc.

Response:

The requested changes have been made.

Undertakings, page 7

57.

We note your response to comment 66 that you have included the undertaking required by Item 512(a)(6) of Regulation $-K.  Please note that requested undertaking is currently not included in this section.  We reissue our prior comment.

Response:

The requested changes have been made.

Exhibits

58.

We note that in the Notes to the Financial Statements, you indicated that the registrant is party to a Securities Purchase Agreement and a Spin-Off Agreement dated June 22, 2010.  Please file these agreements as exhibits to the registration Statement or tell us why such agreements are not material.

Response:

The requested changes have been made.  The agreement has been attached as an exhibit.

Exhibit 23.2

59.

Please have John Scrudato, CPA, revise its consent to reflect that it consents to the use of its audit report in the registration statement, rather than the use of the audited financial statements, and that it consents to the reference to the firm under the caption “Experts” on page 43.

Response:

The requested changes have been made.

In addition, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Arthur D. Viola,

Chief Executive Officer